FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3653 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR 2004 RESULTS

Mexico City, February 25, 2005 – Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the fourth quarter and full year 2004. ICA noted the following highlights:

•	Fourth quarter revenues rose Ps. 1,116 million, or 38 percent, to Ps. 4,019 million, compared to Ps. 2,903 million recorded in the fourth quarter of 2003.
•

General and administrative expenses were reduced to 7.6 percent of revenues in the fourth quarter of 2004, compared to 9.3 percent in the prior year period. For the fourth quarter of 2004 total general and administrative expenses were Ps. 306 million, compared to Ps. 269 million in the same period of the prior year, an increase of Ps. 37 million, or 14 percent.

•	Operating income for the fourth quarter of 2004 was Ps. 226 million, an increase of Ps. 139 million compared to Ps. 88 million in the same period of 2003.
•

During the quarter, ICA was awarded new contracts and net contract additions of Ps. 9.531 million. ICA’s consolidated construction backlog as of December 31, 2004 was Ps. 21,319 million, equivalent to 18 months of work.

•

During the fourth quarter of 2004, participation in net income from unconsolidated affiliates was Ps. 161 million, principally as a result of an agreement for the recognition of additional costs related to the construction of the Caruachi hydroelectric project in Venezuela with CVG Electrificación del Caroni (EDELCA).

•

Total debt at the end of the fourth quarter was Ps. 8.061 million, an increase of Ps. 2,574 million compared to the Ps. 5,487 million recorded 12 months earlier. Excluding the debt of the El Cajón project, the company’s debt fell by Ps. 1,415 million over the past 12 months.

•

ICA recorded net income of majority interest of Ps. 257 million in the fourth quarter of 2004, compared to a loss of Ps. 133 million in the fourth quarter of 2003. This is the second consecutive quarter of net income.

•	For 2004, ICA recorded net income of majority interest of Ps. 93 million, compared to a loss of Ps. 1,108 million in 2003.

CONSOLIDATED RESULTS

Fourth Quarter 2004

(Ps. million)	4Q2003	4Q2004	Change (%)
Revenues	2,903	4,019	38
Operating income	88	226	157
Operating margin	3.0%	5.6%
EBITDA	387	472	22
EBITDA margin	13.2%	11.7%
Net income (loss) of majority interest	(133)	257
Earnings per share (Ps.)	(0.12)	0.14
Weighted average shares outstanding (million)	1,141.28	1,865.05	63

EBITDA = Operating income plus depreciation and amortization. EBITDA is neither a measure of financial performance nor an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

ICA recorded fourth quarter revenues of Ps. 4,019 million, a 38 percent increase from fourth quarter 2003 levels. The El Cajón hydroelectric project accounted for 20 percent of total revenues and was 46.5 percent complete as of December 31, 2004. During the fourth quarter, revenues from Mexico represented 79 percent of total revenues. Revenues in foreign currency, principally U.S. dollars, accounted for 69 percent of the total.

Fourth quarter cost of sales were Ps. 3,487 million, an increase of 37 percent compared to Ps. 2,546 million in the same period of 2003. The increase in operating costs principally reflected the increase in sales. Cost of sales were 87 percent of sales, a decrease from 88 percent in the fourth quarter of 2003. CIISA, the consortium constructing El Cajon, is in negotiations with the Federal Electricity Commission (CFE) regarding recognition of increased prices for steel for El Cajón, in accordance with the guidelines published by the Federal Comptrollers Office. In order to reach a conciliated resolution, CIISA has petitioned an intervention by the Comptroller’s Office.

General and administrative expenses in the fourth quarter of 2004 totaled Ps. 306 million, 14 percent above the Ps. 269 million registered during the fourth quarter of 2003.

Operating income during the fourth quarter of 2004 was Ps. 226 million, an increase of Ps. 138 million, or 157 percent, compared to Ps. 88 million recorded during the same quarter of 2003.

EBITDA generated in the fourth quarter of 2004 was Ps. 472 million, or 11.7 percent of revenues, representing an increase of Ps. 85 million over the Ps. 387 million in EBITDA generated in the fourth quarter of 2003. EBITDA should not be considered as an indicator of free cash flow under Mexican or U.S. GAAP; other companies may define EBITDA differently.

The integral financing gain in the fourth quarter of 2004 was Ps. 102 million, compared to a Ps. 60 million cost recorded in the fourth quarter of 2003, and consisted of the following:

(Ps. million)	4Q2003	4Q2004
Interest Expense	141	79
Interest (Income)	(42)	(117)

Exchange (Gain) Loss	2	(8)
Monetary (Gain) Loss	(41)	(56)
Integral Financing (Gain) Cost	60	(102)

The decrease in interest expense to Ps. 79 million in the fourth quarter of 2004 compared to Ps. 141 million in the same period of 2003 is the result of a decrease in short term debt and the refinancing of long term debt at lower rates. Interest income in the 2004 period includes US$ 7.5 million in accrued interest resulting from arbitration award made in August, 2004 by the Center of Conciliation and Arbitration of the Panama Chamber of Commerce.There was an exchange gain of Ps. 8 million, compared to a Ps. 2 million exchange loss in the fourth quarter of 2003. The weighted average interest rate on debt was 10.6 percent during the quarter, compared to 10.7 percent registered during the same period in 2003, taking into account interest expense included in the direct costs of financed projects.

Other Income was a gain of Ps. 51 million, principally as a result of divestments.

The tax provision in the fourth quarter of 2004 was Ps. 235 million, of which Ps. 162 million were deferred taxes, Ps. 56 was income tax, and Ps. 17 million was employee statutory profit sharing.

ICA’s share in the net income of unconsolidated affiliates during the fourth quarter of 2004 was Ps. 161 million, principally as a result of an agreement for the conclusion for the Caruachi hydroelectric project in Venezuela, with CVG Electrificación del Caroni, C.A. (EDELCA). The agreement recognizes income related to the completion of the Caruachi hydroelectric project. EDELCA agreed to pay the construction consortium, Dravica, a total of US$ 43 million in additional costs. Of this amount, ICA is entitled to receive US$ 21 million. To date ICA has received US$ 8.3 million.

ICA recorded net income of majority interest of Ps. 257 million in the fourth quarter of 2004, equivalent to Ps. 0.14 per share (US$ 0.07 per ADS) based on 1,865.05 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 133 million recorded in the fourth quarter of 2003, equivalent to a loss of Ps. 0.12 per share (US$ 0.06 per ADS), based on a weighted average of 1,141.28 million shares outstanding.

SEGMENT RESULTS

Segment results are shown in the following table:

(Ps. million)	4Q2003	4Q2004	Change (%)
Civil Construction
Revenues	1,106	1,335	21
Operating Margin	5.8%	6.1%
Industrial Construction
Revenues	956	1,426	49
Operating Margin	-3.0%	6.3%
CPC-Rodio
Revenues	583	762	31
Operating Margin	4.0%	5.1%
Other Segments
Revenues	258	496	93
Operating Margin	1.0%	0.4%

Civil Construction revenues rose, principally as a result of work on the El Cajón hydroelectric project, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, work on the Iztapalapa Hospital in Mexico City, and on the Toluca Airport in the State of Mexico. The operating margin for the segment in the fourth quarter of 2004 was 6.1 percent, compared to a margin of 5.8 percent in the prior year period.

Industrial Construction revenues increased principally as a result of new contract awards and advances in the execution of projects. The projects that contributed most to revenues were the marine drilling platforms for the Ku-Maloob-Zaap fields, the Altamira V power generation plant in Tamaulipas, and the liquefied natural gas terminal and storage tanks in Tamaulipas. The operating margin reached 6.3 percent. Operating results in the 2004 period include the reversal of costs of Ps. 33 million in costs related to bid preparation for Package II of the Minatitlán Refinery reconfiguration; because the bid was successful, these are being charged to deferred costs, and will be amortized over the life of the project.

CPC-Rodio generated revenues of Ps. 762 million and an operating margin of 5.1 percent, reflecting the improvement in the margin for contracted work, primarily in Spain and Portugal.

Fourth Quarter 2004 (Ps. Million)	Revenues	Operating Result	Operating Margin (%)
Total Other Segments*	496	16	0.4
Real Estate and Housing	403	13	3.3
Infrastructure Operations	97	1	0.8
*Including corporate consolidation effects

Other Segments accounted for 12.3 percent of total revenues during the quarter.

Housing and Real Estate results primarily reflect the operations of the housing unit, ViveICA, which accounted for 86 percent of the segment’s revenues. ViveICA sold 1,288 units during the quarter, compared to 699 units during the prior year period. It should be noted that this includes sales of 323 units, representing Ps. 91 million in revenue, resulting from a change in the timing for recognizing sales. Units are now reported sold once the documentation has been accepted by Infonavit. Excluding this change, units sold would have increased by 21 percent in the fourth quarter of 2004, compared to the same quarter of 2003.

The real estate unit reported sales of Ps. 56 million, and an operating loss that reduced the segment’s profitability. The segment reported an overall operating profit of Ps. 13 million, with a margin of 3.3 percent.

Infrastructure Operations sales decreased to Ps. 97 million in the fourth quarter of 2004 compared to Ps. 128 million the fourth quarter of 2003, primarily as a result of asset divestments. The segment’s operating result was Ps. 1 million, with a 0.8 percent margin, compared to 25.6 percent during the fourth quarter of 2003, which reflected the sale of land in ICA Panama.

CONSTRUCTION BACKLOG

	Ps. million	Months Construction Equivalent*
Balance, September 2004	15,311	13
New contracts and contract additions	9,531	8
Work executed	3,523	3
Balance, December 2004	21,319	18
* Months of work based on the volume of work executed in the fourth quarter of 2004.

ICA had new contract awards and net contract additions of Ps. 9,531 million during the quarter. The new projects added during the fourth quarter of 2004 included Package II of the Minatitlán refinery reconfiguration project, new Rodio projects, the Federal Justice Building in Puebla for the Federal Judiciary Council, the IMSS General Hospital in Cancun, the José Vasconcelos Library in Mexico City, and work on a portion of the terminal expansion for Mexico City’s International airport.

At the end of the fourth quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients were 79 percent of the total. Seventy-nine percent of the projects in backlog are for public sector clients, and 21 percent for private sector clients.

El Cajón Hydroelectric Project

The following table summarizes the main financial statement accounts of the El Cajón Hydroelectric project included in ICA’s financial statements:

(Ps. million)	1Q2004	2Q2004	3Q2004	4Q2004
Income Statement
Revenue	676	899	701	788
Operating Result	39	55	40	44
Operating Margin	6%	6%	6%	6%

Balance Sheet
Total Assets	4,367	5,154	5,530	5,909
Cash and Cash Equivalents	892	765	448	878
Inventories	49	77	122	44
Other Current Assets	22	18	46	55
Total Current Assets	1,108	1,013	752	1,110
Long Term Assets	2,719	3,696	4,279	4,268
Long Term Accounts Receivable	1,537	2,476	3,093	3,756
Long Term Securities Investments	1,182	1,219	1,187	512
Total Liabilities	4,272	5,019	5,386	5,738
Current Liabilities	472	502	531	486
Long Term Liabilities	3,704	4,376	4,650	5,015
Other Liabilities	96	142	206	237
Equity	95	134	144	171

The El Cajón hydroelectric project was 46.5 percent complete as of December 31, 2004, and during the fourth quarter generated Ps. 788 million in revenues and Ps. 44 million in operating income, with a 6 percent operating margin.

CIISA is still in negotiations with the Federal Electricity Commission (CFE) regarding the recognition of increased prices for steel, in accordance with the guidelines published by the Federal Comptrollers Office. In order to reach a conciliated resolution, CIISA has petitioned an intervention by the Comptroller’s Office.

At the close of the fourth quarter, US$ 319.7 million in long term financing for the project has been disbursed, or 47 percent of the long term financing of US$ 682.4 million from the syndicated loan and the 144A bond.

Total liabilities attributable to El Cajón rose to Ps. 5,738 million, of which 8.5 percent was short term and 91.5 percent long term. The syndicated loan is shown on ICA’s balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.

TWELVE MONTH CONSOLIDATED RESULTS

January – December

(Ps. million)	Jan-Dec 2003	Jan-Dec 2004	Change (%)
Revenues	9,903	13,098	32

Operating income	43	522	1,125
Operating margin	0.4%	4.0%

EBITDA	614	1,444	135
EBITDA margin	6.2%	11.0%

Net (loss) income of majority interest	(1,108)	93
Earnings per share (Ps.)	(1.63)	0.05
Weighted average shares outstanding (million)	680.64	1,861.06	173

EBITDA = Operating income plus depreciation and amortization. EBITDA is neither a measure of financial performance nor an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

Revenues increased 32 percent to Ps. 13,098 million in the first twelve months of 2004 compared to Ps. 9,903 million in the same period of 2003. Operating income was Ps. 522 million, compared to Ps. 43 million in the same period of 2003.

EBITDA in 2004 reached Ps. 1,444 million, an increase of Ps. 830 million or 135 percent compared to the Ps. 614 million in 2003. EBITDA margin for the period increased to 11 percent from 6.2 percent in the prior year period. EBITDA should not be considered as an indicator of free cash flow under Mexican or U.S. GAAP; other companies may define EBITDA differently.

Net income of majority interest was Ps. 93 million in 2004, an increase of Ps. 1,202 million compared to a loss of Ps. 1,108 million recorded in 2003. Earnings per share in 2004 were Ps. 0.05 (US$ 0.03 per ADR), based on 1,861.06 million weighted average shares outstanding, compared to a loss per share of Ps. 1.63 (US$ 0.88 per ADR) based on 680.64 million weighted average shares outstanding during 2003.

BALANCE SHEET

(Ps. million; end of period)	2003	2004	Change (%)
Current assets	8,374	9,582	14
Of which: Cash and cash equivalents	3,888	3,540	(9)
Accounts receivable	2,210	3,206	45
Long term investments	5,432	8,556	58
Property, plant and equipment	1,368	1,187	(13)
Other long term assets	1,329	1,415	7
Total assets	16,501	20,741	26

Current liabilities	7,267	7,796	7
Long term liabilities	3,710	6,916	94
Total liabilities	10,977	14,712	34

Shareholders’ equity	5,525	6,029	9

Total liabilities and equity	16,502	20,741	26

As of December 31, 2004, ICA had cash and equivalents of Ps. 3,540 million, a decrease of 9 percent compared to Ps. 3,888 million in December 31, 2003. Of total cash and short term cash equivalents, 83 percent was in ICA’s joint venture subsidiaries: 54 percent in ICA Fluor, 25 percent in El Cajón, and 3 percent in Rodio. The remaining 17 percent of the total, or Ps. 619 million, was held at the parent company or in other operating subsidiaries. Of total cash at year-end 2004, 55 percent represented advances from clients.

Short-term accounts receivable increased to Ps. 3,206 million as of December 31, 2004 from Ps. 2,210 million a year earlier, primarily as a result of the contracting mechanisms used by ICA. Collections are tied to meeting project completion milestones, since contract terms generally do not provide for client advances. Accounts receivable related to such projects include Ps. 9 million for access roads to the El Cajón project, in the Civil Construction segment, and Ps. 662 million in the Industrial Construction segment made up by Ps. 413 million for the Chicontepec oilfield project, Ps. 217 million for the marine platforms, and Ps. 32 million for Package II of the Minatitlán refinery reconfiguration.

Long term investments and accounts receivable on ICA’s balance sheet include the certifications for completed work on the El Cajón hydroelectric project, reflecting advances in the construction of the project, as well as long term investments totaling Ps. 4,182 million.

Total liabilities increased Ps. 3,678 million to Ps. 14,654 million at the end of December 2004 from Ps. 10,976 million at the end of December 2003 as a result of the combined effect of the reduction of short and long term debt as well as the borrowing for El Cajón’s financing. This increase also reflects the refinancing of short term debt to long term. In addition, the Industrial Construction segment has contracted Ps. 680 million in working capital financing for the Ku-Maloob-Zaap marine drilling platforms at the close of the fourth quarter.

Shareholders’ equity was Ps. 6,029 million as of December 31, 2004 as compared to Ps. 5,525 million at the close of 2003. The increase in capital compared to the prior year balance reflects the capital increase that was completed in the first quarter, as well as results during 2004.

Debt

Total debt at the end of the fourth quarter was Ps. 8,061 million, an increase of Ps. 2,574 million compared to the Ps. 5,487 million recorded 12 months earlier. Excluding the debt of the El Cajón project, the company’s debt fell by Ps. 1,415 million.

US$ 319.2 million of the El Cajón financing has been used by ICA.

(Ps. million)	4Q2003	4Q2004
Short Term Debt	2,185	1,601
Long Term Debt	3,384	6,459
Total Debt	5,569	8,061
Of which: El Cajón Project Debt	957	4,864

Total Debt, excluding El Cajón	4,611	3,196

Cash	3,888	3,540
Cash, excluding El Cajón	3,735	2,662
Net Debt	1,680	4,521
Net Debt, excluding El Cajón	876	534

Eighty-four percent of ICA’s total debt, or Ps. 6,774 million, corresponds to projects; 11 percent, or Ps. 904 million, was corporate debt; and 5 percent, or Ps. 383 million, is operating company debt.

As of December 31, 2004, 20 percent of ICA’s total debt matured in less than one year; 34 percent is securities debt; and 79 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

The current ratio as of the end of the fourth quarter of 2004 increased to 1.24, compared to 1.15 in 2003. The improvement is the result of the closing of financing for the El Cajón hydroelectric project, the payment of the convertible bond, and the refinancing of short term debt. Part of ICA’s cash and cash equivalents has been pledged to obtain the letters of credit needed to guarantee ICA’s obligations, which has increasingly been required by clients.

The interest coverage ratio (EBITDA/net interest) was 5.26, compared to 3.89 in the same period of last year. The leverage ratio (total debt/equity) increased to 1.34 in 2004, compared to 0.99 in 2003.

CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Monday, February 28th at 4:00 p.m. (EST). In order to participate, please call (800) 936-9754 from the U.S. or +1 (973) 935-2048 internationally, 5 to 10 minutes before the scheduled time. The reference code is 5707811. A taped replay will be available until midnight on March 7th by calling (877) 519-4471 from the U.S. or +1 (973) 341-3080 internationally, with the same reference code.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of December 31, 2004 purchasing power. The exchange rate used for the conversion of amounts at December 31, 2004 was Ps. 11.16 per U.S. dollar. The sum of line items may not match totals because of rounding.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ICA was founded in México in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

Three Tables Follow

			(Millions of Constant Pesos)						(Millions of Constant Pesos)
			Three Months Ended						Twelve Months Ended
				December 31					December 31

		IV-03		IV-04	US$ Million			2003		2004	US$ Million

Revenues	Ps.	2,903	Ps.	$4,019	US$	360	Ps.	9,903	Ps.	$13,098	US$	1,174
Cost of Sales		2,546		3,487		312		8,912		11,453		1,026
Gross Profit		357		533		48		990		1,645		147
Operating Expenses		269		306		27		948		1,123		101

Operating Income		88		226		20		43		522		47
Interest (Income)		(42)		(117)		7		(144)		(244)		29
Interest Expense		141		79		(10)		553		320		(22)
Loss ( Gain ) in Foreign Exchange		2		(8)		(1)		66		(28)		(3)
Loss ( Gain ) in Monetary Position		(41)		(56)		(5)		(90)		(60)		(5)

Total Financing (Gain) Cost		60		(102)		(9)		385		(12)		(1)
Income After Financing (Gain) Cost		28		328		29		(342)		535		48
Other (Income) Expense, Net		171		(51)		(5)		285		16		1
Income Before Taxes and
Employees' Profit Sharing		(143)		379		34		(627)		519		46
Reserve for Taxes and
Employees' Statutory Profit Sharing		5		235		21		347		538		48

Share in Net Income (Loss) of Unconsolidated
Affiliates		(5)		161		14		(173)		175		16

Income (Loss) in Discontinued Operations				-		-				-		-
Net Consolidated Income (Loss)		(153)		305		27		(1,147)		156		14
Net Income (Loss) of Minority Interest		(20)		48		4		(39)		63		6

Net Income (Loss) of Majority Interest		(133)		257		23		(1,108)		93		8

EBITDA (Operating Income + Depreciation
& Amortization)		387		472		42		614		1,444		129

		13.3%		11.7%				6.2%		11.0%

Primary: weighted average shares ( millions)		1,141.28		1,865.05		0.6342		680.64		1,861.06
EPS:		(0.12)	-0.06	0.14	US$	0.07		(1.63)	-0.88	0.05	US$	0.03

Fully diluted: weighted average shares ( millions)		659.14						659.14
EPS:		(0.20)	-0.11					(1.68)	-0.90

			(Millions of Constant Pesos) Three Months Ended						(Millions of Constant Pesos) Twelve Months Ended
			December 31						December 31

		IV-03		IV-04	US$ Million			2003	2004	US$ Million

Revenues	Ps.	2,903	Ps.	4,019	US$	360	Ps.	9,903	Ps. 13,098	US$	1,174

Civil Constuction		1,106		1,335		120		2,320	4,553		408
Industrial Construction		956		1,426		128		4,209	4,605		413
Rodio		583		762		68		2,046	2,431		218

Total Construction		2,645		3,523		316		8,574	11,588		1038

Housing & Real Estate		208		403		36		813	1,048		94
Infrastructure Operations		128		97		9		509	398		36
Total Other Segments*		258		496		44		1,329	1,510		135

		IV-03		IV-04	US Million			2003	2004	US Million

Operating Income		88		226		20		43	522		47

Civil Constuction		64		81		7		(1)	277		25
Industrial Construction		(29)		90		(2)		(102)	40		4
Rodio		24		39		33		81	88		8

Total Construction		59		210		21		(22)	406		36
						26
Housing & Real Estate		2		13		26		(3)	55		5
Infrastructure Operations		33		1		0		51	50		4
Other Segments		(6)		2		0		16	11		1

Total Other Segments		29		16		1		64	116		10

		IV-03		IV-04				2003	2004

Operating Margins		3.0%		5.6%				0.4%	4.0%

Civil Constuction		5.8%		6.1%				0.0%	6.1%
Industrial Construction		-3.0%		6.3%				-2.4%	0.9%
Rodio		4.0%		5.1%				4.0%	3.6%

Total Construction		2.0%		5.2%				-0.2%	3.1%

Housing & Real Estate		1.1%		3.3%				-0.4%	5.2%
Infrastructure Operations		25.6%		0.8%				10.0%	12.6%
Other Segments		8.0%		-57.9%				247.9%	17.9%

Total Other Segments		1.0%		0.4%				0.6%	0.9%

	(Millions of Constant Pesos)
Consolidated Balance Sheet	December 31

	2003	2004		US$ Million

Assets

Cash and Cash Equivalents	3,888	3,540	US$	317
Trade and Contract Receivables	2,210	3,206		287
Inventories	1,433	1,310		117
Other Receivables	645	1,274		114
Other Current Assets	197	252		23

Total Current Assets	8,374	9,582		859
Investment in Concessions, Affiliated
Companies and Long-Term Receivables	5,432	8,556		767
Property, Plant and Equipment Net	1,368	1,187		106
Other Assets	1,329	1,415		127

Total	16,502	20,741		1,859
Liabilities and Stockholders' Equity
Accounts Payable	1,193	1,716		154
Current Debt	2,153	1,601		144
Other Current Liabilities	3,920	4,478		401

Total Current Liabilities	7,267	7,796		699
Long-Term Debt	3,334	6,459		579
Other Noncurrent Liabilities	376	457		41

Total Liabilities	10,977	14,712		1,318
Stockholders' Equity	5,525	6,029		540

Total	16,502	20,741		1,859

Current Ratio	1.15	1.23		1.23
Cash / Current Debt	1.81	2.21		2.21
Total Debt	5,487	8,061		722
Net Interest Coverage (EBITDA/Net Interest)	3.91	5.40		5.40
Leverage (Total Liabilities / Equity)	1.99	2.44		2.44
Leverage (Debt / Equity)	0.99	1.34		1.34

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance